Exhibit 4.5

Restricted Stock No.:

NATIONAL CINEMEDIA, INC.

2007 EQUITY INCENTIVE PLAN

RESTRICTED STOCK SUBSTITUTION AWARD

On February 13, 2007 (the “Effective Date”), National CineMedia, Inc., a Delaware corporation (the “Company”), completed an initial public offering of shares of common stock, $0.01 par value per share, of the Company (“Stock”) (the “IPO”). On the Effective Date, pursuant to Section 14.6 of the National CineMedia, LLC (“NCM LLC”) 2006 Unit Option Plan, as amended (the “LLC Plan”), the individual named below (“Grantee”) was granted restricted units of NCM LLC (the “IPO Restricted Units”). Pursuant to Section 14.3 of the LLC Plan, upon the completion of the IPO the IPO Restricted Units are being exchanged for and substituted with a grant of shares of Restricted Stock issued under the National CineMedia, Inc. 2007 Equity Incentive Plan (the “Plan”). This Restricted Stock Substitution Award (the “Award”) evidences the terms of the Company’s grant of Restricted Stock to Grantee in substitution for the grant of IPO Restricted Units and the cancellation of the IPO Restricted Units.

A. NOTICE OF GRANT

Name of Grantee:
Number of Shares of Restricted Stock:
Grant Date:
Vesting Start Date:

Vesting Schedule: Except as provided otherwise in this Award or the Plan (including but not limited to Section 14.2 of the Plan which provides for accelerated vesting upon certain terminations in connection with a Change of Control), subject to Grantee’s continuous Service, the Restricted Stock shall vest and the restrictions set forth in Section 2 of this Award shall lapse as follows:

Service Vesting Date	Percentage of Shares that Vest	Number of Shares that Vest

NATIONAL CINEMEDIA, INC. RESTRICTED STOCK SUBSTITUTION Award

B. IPO AWARD AND SUBSTITUTION

1. IPO Award. Pursuant to Section 14.6 of the LLC Plan, in connection with certain reorganization transactions of NCM LLC and the IPO, the Board of Directors of NCM LLC approved the grant of IPO Restricted Units to holders of outstanding options of NCM LLC immediately prior to the IPO to maintain the economic position of each such option holder immediately prior to the reorganization transactions.

2. Substitution. Pursuant to Section 14.3 of the LLC Plan, upon the occurrence of the IPO, outstanding IPO Restricted Units shall be exchanged for a grant of Restricted Stock, the number of shares of Restricted Stock shall be determined pursuant to a fixed exchange ratio of 1:1, and following the exchange, the IPO Restricted Units issued under the LLC Plan shall be cancelled.

3. Award. In contemplation of the exchange of the IPO Restricted Units for shares of Restricted Stock immediately upon completion of the IPO, this Award sets forth the terms of the Restricted Stock granted in substitution of the IPO Restricted Units and confirms the cancellation of the IPO Restricted Units.

C. RESTRICTED STOCK AWARD

1. Grant of Restricted Stock. Subject to the terms and conditions of this Award and the Plan, the Company hereby grants to Grantee, the number of shares of Restricted Stock set forth in the Notice of Grant, effective on the Grant Date set forth in the Notice of Grant, and subject to the terms and conditions of the Plan, which is incorporated herein by reference. In the event of a conflict between the terms and conditions of the Plan and this Award, the terms and conditions of the Plan shall govern. All capitalized terms in this Award shall have the meaning assigned to them in this Award or in the Plan.

2. Forfeiture Restrictions. Grantee shall not sell, transfer, assign, pledge or otherwise encumber or dispose of, by operation of law or otherwise, the Restricted Stock for the period commencing on the Grant Date and ending on the dates described in the Vesting Schedule set forth in the Notice of Grant (the “Restriction Period”). Upon vesting, the restrictions in this Section 2 shall lapse and Grantee may transfer the shares of Stock in accordance with applicable securities law requirements.

3. Vesting; Lapse of Restrictions. Except as provided otherwise in this Award and the Plan (including but not limited to Section 14.2 of the Plan which provides for accelerated vesting upon certain terminations in connection with a Change of Control), if Grantee has been in continuous Service since the Grant Date, the Restricted Stock shall vest as set forth on the Vesting Schedule in the Notice of Grant. Grantee shall forfeit the unvested portion of the Restricted Stock upon termination of Service.

4. Dividends. During the Restriction Period, Grantee shall be entitled to receive regular cash dividends declared and paid with respect to shares of Restricted Stock. Grantee shall not be entitled to receive a special or extraordinary cash dividend or distribution during the Restriction Period. All shares distributed, if any, received by Grantee with respect to shares of Restricted Stock as a result of any split, stock dividend, combination of shares of stock, or other similar transaction shall be subject to the same restrictions during the Restriction Period as the related shares of Restricted Stock.

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5. Termination of Service. Upon the termination of Grantee’s Service, any shares of Restricted Stock held by Grantee that have not vested, or with respect to which all applicable restrictions and conditions have not lapsed, shall immediately be forfeited. Upon forfeiture of the shares of Restricted Stock, Grantee shall have no further rights with respect to such shares, including but not limited to any right to vote the shares or any right to receive dividends. Section 14.2 of the Plan provides for accelerated vesting with respect to certain terminations in connection with a Change of Control.

6. Leave of Absence. For purposes of the Restricted Stock, Service does not terminate when Grantee goes on a bona fide employee leave of absence that was approved by the Company or an Affiliate in writing, if the terms of the leave provide for continued Service crediting, or when continued Service crediting is required by applicable law. However, Service will be treated as terminating 90 days after Grantee went on the approved leave, unless Grantee’s right to return to active work is guaranteed by law or by a contract. Service terminates in any event when the approved leave ends unless Grantee immediately returns to active Service. The Committee determines, in its sole discretion, which leaves of absence count for this purpose, and when Service terminates for all purposes under the Plan.

7. Purchase and Delivery of Shares. Grantee shall be required, to the extent required by applicable law, to purchase the shares of Restricted Stock from the Company at the aggregate par value of the shares of Stock represented by such Restricted Stock (the “Purchase Price”). The Purchase Price shall be payable in cash or in cash equivalents acceptable to the Company. Upon the expiration or termination of the Restriction Period, the restrictions applicable to Restricted Stock shall lapse, and, a certificate for such shares of Stock shall be delivered, free of all such restrictions, to Grantee or Grantee’s beneficiary or estate, as the case may be. Notwithstanding anything in this Award to the contrary, the Company may elect to satisfy any requirement for the delivery of stock certificates through the use of book-entry.

8. Enforcement of Restrictions. All certificates representing shares of Restricted Stock shall include applicable restrictive legends regarding restrictions on transfer and compliance with securities law requirements, as determined by the Committee.

9. Tax Withholding. The Company or any Affiliate shall have the right to deduct from payments of any kind otherwise due to Grantee, any federal, state, local or foreign taxes of any kind required by law to be withheld upon the issuance, vesting or payment of any shares of Stock or dividends. Subject to the prior approval of the Committee, which may be withheld by the Committee, in its sole discretion, Grantee may elect to satisfy the minimum statutory withholding obligations, in whole or in part, (i) by having the Company withhold shares of Stock otherwise issuable to Grantee or (ii) by delivering to the Company shares of Stock already owned by Grantee. The shares delivered or withheld shall have an aggregate Fair Market Value not in excess of the minimum statutory total tax withholding obligations. The Fair Market Value of the shares used to satisfy the withholding obligation shall be determined by the Company as of the date that the amount of tax to be withheld is to be determined. Shares used to satisfy any tax withholding obligation must be vested and cannot be subject to any repurchase, forfeiture, or other similar requirements. Any election to withhold shares shall be irrevocable,

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made in writing, signed by Grantee, and shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate.

10. Effect of Prohibited Transfer. If any transfer of shares is made or attempted to be made contrary to the terms of this Award, the Company shall have the right to acquire for its own account, without the payment of any consideration, such shares from the owner thereof or his transferee, at any time before or after such prohibited transfer. In addition to any other legal or equitable remedies it may have, the Company may enforce its rights to specific performance to the extent permitted by law and may exercise such other equitable remedies then available. The Company may refuse for any purpose to recognize any transferee who receives shares contrary to the provisions of this Award as a stockholder of the Company and may retain and/or recover all dividends on such shares that were paid or payable subsequent to the date on which the prohibited transfer was made or attempted.

11. Market Stand-Off Agreement. In connection with the IPO, Grantee agrees not to sell, make any short sale of, loan, hypothecate, pledge, grant any option for the purchase of, or otherwise dispose or transfer for value or agree to engage in any of the foregoing transactions with respect to any shares of Stock without prior written consent of the Company or its underwriters, for such period of time after the effective date of the IPO registration statement under the Securities Act as may be requested by the Company or the underwriters (not to exceed 180 days in length).

12. Investment Representations. The Committee may require Grantee (or Grantee’s estate or heirs) to represent and warrant in writing that the individual is acquiring the shares of Stock for investment and without any present intention to sell or distribute such shares and to make such other representations as are deemed necessary or appropriate by the Company and its counsel.

13. Continued Service. Neither the grant of shares of Restricted Stock nor this Award gives Grantee the right to continue Service with the Company or its Affiliates in any capacity. The Company and its Affiliates reserve the right to terminate Grantee’s Service at any time and for any reason not prohibited by law.

14. Governing Law. The validity and construction of this Award and the Plan shall be construed in accordance with and governed by the laws of the State of Delaware other than any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan and this Award to the substantive laws of any other jurisdiction.

15. Binding Effect. This Award shall be binding upon and inure to the benefit of the Company and Grantee and their respective heirs, executors, administrators, legal representatives, successors and assigns.

16. Tax Treatment; Section 83(b); Section 409A. Grantee may incur tax liability as a result of the vesting of shares of Restricted Stock and payment of dividends or the disposition of shares of Stock. Grantee should consult his or her own tax adviser for tax advice.

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Grantee hereby acknowledges that Grantee has been informed that he or she may file with the Internal Revenue Service, within 30 days of the Grant Date, an irrevocable election pursuant to Section 83(b) of the Code to be taxed as of the Grant Date on the amount by which the Fair Market Value of the Restricted Stock on that date exceeds the Purchase Price. If Grantee chooses to file an election under Section 83(b) of the Code, Grantee hereby agrees to promptly deliver a copy of any such election to the Chief Financial Officer of the Company (or his designee).

Grantee acknowledges that the Committee, in the exercise of its sole discretion and without Grantee’s consent, may amend or modify this Award in any manner and delay the payment of any amounts payable pursuant to this Award to the minimum extent necessary to satisfy the requirements of Section 409A of the Code. The Company will provide Grantee with notice of any such amendment or modification.

17. Amendment. The terms and conditions set forth in this Award may only be amended by the written consent of the Company and Grantee, except to the extent set forth in Section 16 regarding Section 409A of the Code and any other provision set forth in the Plan.

18. 2007 Equity Incentive Plan. The shares of Restricted Stock and payment of dividends granted hereunder shall be subject to such additional terms and conditions as may be imposed under the terms of the Plan, a copy of which has been provided to Grantee.

NATIONAL CINEMEDIA, INC.

By:
Kurt C. Hall President and Chief Executive Officer

Date:

Attachments:

2007 Equity Incentive Plan

Form S-8 Prospectus

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